Exhibit 99.1

RIO ALTO MINING LIMITED

Special Meeting of Shareholders
of
Rio Alto Mining Limited (the "Company")

Held on July 30, 2014

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The following matters were voted by ballot at the Special Meeting of Shareholders of the Company:

	Matter Voted Upon	Result of Vote	Votes by Ballot

			Votes For	Votes Against

1 .	The approval of an ordinary resolution approving the issuance of common shares of the Company (each, a “Rio Alto Share”) pursuant to a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) as set out on page 12 of the Management Information Circular of Rio Alto Mining Limited dated June 26, 2014 in exchange for the acquisition by the Company of all of the issued and outstanding common shares of Sulliden Gold Corporation Ltd. (each, a “Sulliden Share”) on the basis of 0.525 of one Rio Alto Share for each Sulliden Share acquired.	Approved	99,185,847 99.84%	163,841 0.16%

DATED this 30th day of July, 2014.

RIO ALTO MINING LIMITED

Per:	"Kathryn Johnson"
Kathryn Johnson
Chief Financial Officer